Natural Machines

Technology Hardware Artificial Intelligence Cooking 3D Printing

Award-Winning 3D Food Printer — 300+ customers, $1M+ revenue

NATURALMACHINES.COM NEW YORK NEW YORK





FOODINI

We want to inspire individuals to lead more sustainable lifestyles and contribute to a healthier, more sustainable planet... both for the inhabitants and the environment. We care about the planet and sustainability, and we want to provide solutions that help people move towards long-term food sustainability.

Emilio Sepulveda Co-Founder and CEO @ Natural Machines



Why you may want to support us...

1. Established company: founded 2012. 7+ years of development and proving the concept/market. First product is in-market and selling globally.
2. VC Backed and funded by multiple grants, including European Union H2020 Phase 2 valued at €1.8M.
3. IP protected. 7 patents filed to date, covering design, the general process and 5 systems; more patents to come.
4. Foodini is with over 300 paying customers around the world. We have offices in Barcelona, New York City, Milan and Beijing.
5. Large market opportunity: 3D food printing market = $525M by 2023. Global Food Tech and Kitchen Appliances Market each = $250B by 2022.
6. Over 35 Awards and Recognitions including a Top 10 food innovation that will change the world and regarded as a trailblazer in the industry.
7. We create innovative kitchen appliances, 3D food printers are our first product line. More products are in development.
8. We further the advancement of the United Nations Sustainable Development Goals, specifically #12: responsible consumption and production.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



Emilio Sepulveda
Co-Founder and CEO
Successfully launched Natural Machines. Entrepreneur of the week by IEEE





Lynette Kucsma
Co-Founder and CMO
Co-Founder & CMO at Natural Machines (VC backed): Named by CNN as 1 of only 7 'tech superheros' to watch



Why people love us

He is a great manager

Gema Avellaneda
Friend

SEE MORE

In the news

        



Downloads

📄 Natural Machines WeFunder Deck.pdf

Named as an incredible food innovation that will change lives.

Our goal is to produce a full range of innovative kitchen solutions improving the quality and enjoyment of food, making it easier to be in full control of all your foods and have a positive environmental impact by lessening food loss/waste.

Our first released product already selling globally is Foodini — a 3D food printing kitchen appliance with 7 patents filed to date.

The premise of all 3D printers is the user becomes the manufacturer. The same concept applies with Foodini. Foodini works with food capsules end users can fill with their own fresh ingredients.



Foodini Printing Overview   Watch later   Share



Now, we are raising funds for the next version that has the additional capability to cook - with lasers.

We are industrializing the next version of Foodini, dubbed FoodiniPro, which has one additional major piece of functionality that Foodini does not have: the capability to cook. It's a multifunctional kitchen appliance that cooks in a new, healthier way: we cook with lasers.



1ST PRODUCT

FOODINI
NON-COOKING MODEL

In production and selling

2ND PRODUCT

FOODINIPRO
LASER COOKING MODEL

Developed and ready to industrialize; In integration phase. Adding laser cooking technology to same design/footprint as Foodini. Print and/or cook.

COOKING WITH LASERS... WHY?

· **Energy efficient**: Laser cooking requires only 10% power consumption vs a regular oven, and is targeting directly at the food. With artificial vision and integrated thermal cameras, FoodiniPro monitors the cooking "doneness" of each ingredient.

· **Healthier**: The way food is cooked has a major effect on the amount of nutrients retained. Cooking at lower temperatures with minimal water generally produces the best results. Laser cooking preserves nutritional properties as targeted cooking allows cooking at a lower temperature, avoiding the creation of acrylamides & benzopyrenes, identified carcinogens.

· **Cook different ingredients on the same dish at different temperatures**: FoodiniPro has an exclusive ability to layer and cook – or not cook – different ingredients in different ways... all in the same dish.

· **Create dishes impossible before**: With FoodiniPro, people can create dishes that literally defy gravity as they can become solid via cooking as they are printing.

If you eat anything from a food manufacturer - like packaged food you buy in a supermarket - then you practically are already eating 3D printed food: a food manufacturer takes food, pushes it through machines, shapes it, forms it...





See more prints in our dish gallery

We've taken that same concept of a large food manufacturing facility and created a stylish appliance for your kitchen counter. But the big difference is we allow you to use your own fresh ingredients and customize your foods.

300+ customers around the world with over $1M in revenue.

We are selling Foodini around the world. See some of our customers and testimonials.





Partial Customer List

We have long term visions that extend beyond 3D food printing.

Foodini uses many technologies that can be separated out and integrated into new kitchen solutions. 3D food printers are our first released product line.





How we make money

We make money in 3 ways:
1) Machine sales and accessory sales
2) Professional services, e.g., onboarding, customized print creation, training, develop client products and services, on-site support.
3) IoT data services - recurring revenue



Traction



Use of Funds




FACTORY SETUP
& CERTIFICATIONS
20%
GROW SALES TEAM
& MARKETING
70%

Our story

It all started with a friend who owned a vegan bakery and wanted to expand outside the country. But there was a problem—80% of product costs were tied to manufacturing and distribution... with raw ingredients and labor accounting for only 20%. So, we thought of building a mini-manufacturing kitchen appliance. Read our story in full.

Join us to inspire people to lead healthier lives and help make our planet more sustainable...

...both for the inhabitants and the environment. Our goal is to produce a full range of innovative kitchen solutions improving the quality and enjoyment of food, making it easier to be in full control of all your foods and have a positive environmental impact by lessening food loss/waste. We further the advancement of the United Nations Sustainable Development Goals, #12: responsible consumption and production.


3D Printed Culinary Dishes? | Reducing Food Waste
Watch later
Share
THIS DISH
IS MADE
FROM FISH
SCRAPS?!


Dish Gallery - Example Prints
Watch later
Share



There are a lot of questions around 3D food printing... we have a lot of answers. Here are a few topics that you might want to read more about:

- Read our FAQs.

- Do you know Soda Stream? SodaStream is to Drinks as Foodini is to Food.

- Will basic cooking skills become extinct if we rely on 3D food printers? No. Actually, people become more engaged in their foods.

- Will Foodini - a 3D food printer - "fit in" with other appliances in a kitchen? Yes. From day 1, we've designed Foodini to be a kitchen appliance that looks beautiful in any kitchen - home or professional.

- Foodini can lower food waste, both in professional kitchens (example) and home kitchens (example).

- If the concept of 3D food printing is similar to food you by from a food manufacturer, will you know if you are eating 3D printed food?

- Where is the love in 3D Food Printing? Do you feel feeds are cooked with love when made by hand? Even when using Foodini, the love is still very much there. Read why.

- Can a 3D food printer help a healthy eater eat healthier? Spoiler alert: yes.

- Throw away this notion about 3D food printers - it's not the Star Trek replicator, but 3D food printers can create a lot of foods - all with fresh ingredients.

- Want to quickly understand the concept of 3D printing?: a quick 30 second read, without the jargon.

> *We hope you join us for this journey. It's super exciting, never a dull moment, and you'll be part of an exclusive team of innovators and forward thinkers that are creating new kitchen solutions that are good for individuals and good for the planet.*

Invest today!



The Natural Machines Team


ABOUT US
Learn more about Natural Machines: the team, our story, our partners & supporters, consortium projects, where we've been on stage at major events, and our awards & recognitions. So much to see!
ABOUT US

Click image above to learn more About Us

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are producing a full range of innovative kitchen solutions improving the quality and enjoyment of food, making it easier to be in full control of all your foods and have a positive environmental impact by lessening food loss/waste. We further the advancement of the United Nations Sustainable Development Goals, #12: responsible consumption and production.

Where will your company be in 5 years?

We have long term visions that extend beyond 3D food printing. Foodini uses many technologies that can be separated out and integrated into new kitchen solutions. We are already selling globally to professional kitchen markets, and within 5 years we will expand our target market to including the home kitchen market.

Why did you choose this idea?

We want to inspire individuals to lead more sustainable lifestyles and contribute to a healthier, more sustainable planet... both for the inhabitants and the environment. We care about the planet and sustainability, and we want to provide solutions that help people move towards long-term food sustainability.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Macro-trends around food are evolving. People want to know more about their food: what's in it, where it comes from. In parallel, people want to be in more control of their foods, to have them customized for their specific nutritional needs. Our solutions enable personalized food nutrition and presentation, a way to eat healthier, improve kitchen efficiency and lower food waste. People want to contribute towards long-term food sustainability. A few years ago, this wasn't such a pressing issue to the majority of the population. Now that's changing.

population. Now that's changing.

What is your proudest accomplishment? ⌄

We are a start-up that's been in existence for 7+ years: we were founded in November 2012. That alone is a major accomplishment for many. We've accomplished a lot in those years, including putting a quality product on the market, all at minimal investment dollars. We stretch all investment money to go far and achieve milestones.

We're proud of our team and the solutions that we are developing, all of which will help achieve food sustainability - a pressing challenge for our future. We're doing our bit to help make the world a better and more sustainable place.

How far along are you? What's your biggest obstacle? ⌄

We started selling Foodini in late 2018, and the new version with cooking capabilities (dubbed FoodniPro) - with a focus on the consumer market - is ready to be industrialized. The biggest obstacle we have at this point in time is to find the right combination of channels and markets to scale up fast enough.

Who are your competitors? Who is the biggest threat? ⌄

We do have several competitors, which is great: if there are no competitors, there is no market. We will say that we are the market leader, but don't take our word for it, see what our customers say as well: https://www.naturalmachines.com/users

There are direct competitors (other 3D food printers), of which the top 10 are listed in our deck. Indirect / potential future competitors include kitchen appliance manufacturers.

The biggest threat to us at the moment is not moving as fast as we would like, potentially giving our competitors time to catch up to us. That's one of the reasons why we are raising funds today: to move forward at full speed.

What do you understand that your competitors don't? ⌄

First, we have customers, which means we are getting direct feedback and insights into the challenges they have and how our solutions can help solve those challenges. As our first products are IoT enabled, we can update the software as needed. Many of these updates are based on customer needs. In addition to specific usage knowledge, we also look at broader needs for the future. Our second product has been in development for 5 years, based on direct feedback from customers. We engage with and react specifically to our customers.

How will you make money? ⌄

We make money in 3 ways:
1) Machine sales and accessory sales
2) Professional services, e.g., onboarding, customized print creation, training, develop client products and services, on-site support.
3) IoT data services - recurring revenue

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk is making sure we have enough time and resources to educate the market on our products and achieve the sales in our projections. What we are developing is brand new to the market, and thus the market needs time to understand our solutions. Our sales cycle is lengthy, which is understandable for a brand new market/product; we are currently selling a product for $4,000 + associated services, and selling multiple units into individual clients. This follows a roll-out cycle, which is timely. On the plus side, these sales cycles culminate in high amount sales orders, with rollouts for future product solutions in place.

What do you need the most help with? ⌄

Outside of investment, investors can also help us by providing additional visibility into the market to help us to grow faster. Networks that tap into our current user market (as seen here: https://www.naturalmachines.com/users) are very useful; we do not underestimate the collective value of a strong support network. And those that want to become agents or ambassadors would be of great help.

What would you do with the money you raise? ⌄

Investment will go towards scaling up Foodini sales and speeding up the launch of the second generation cooking version of Foodini - production set-up is in progress.
- Foodini Pro Factory Setup and Certifications: 20%
- Grow Sales and Marketing: 70%
- Working Capital: 10%